UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For November 5, 2025

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Cecilia Grierson 355, Twenty sixth Floor

(1107), Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INDEX

01 | ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE
NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025

02 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Statements of comprehensive income

Statements of financial position

Statements of changes in equity

Statements of cash flows

Notes to the condensed interim consolidated financial statements

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TRANSPORTADORA DE GAS DEL SUR S.A.
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND 2024

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025

The following discussion of the financial condition and results of operations of Transportadora de Gas del Sur S.A. (“tgs” or “the Company”) should be read in conjunction with the Company’s Consolidated Financial Statements as of September 30, 2025 and December 31, 2024, and for the nine-month periods ended September 30, 2025 and 2024. These Condensed Interim Consolidated Financial Statements have been prepared in accordance with the provisions of International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”), issued by the International Accounting Standards Board (“IASB”), as adopted by the Comisión Nacional de Valores (“CNV”) through the provisions of the New Text 2013 -Title IV, Chapter I, Section I, Article 1 – B.1.

Effects of inflation

On December 3, 2018, Law No. 27,468 was enacted, sanctioned on November 15, 2018 by the National Argentine Congress. Among other measures, this law abolishes Presidential Decree No. 1,269/02 —amended by Presidential Decree No. 664/2003 — through which the controlling entities (among them the CNV) had been instructed not to accept inflation adjusted financial statements. On December 26, 2018, the CNV issued Resolution No. 777/2018, by virtue of which it instructs companies that offer their shares to the public to apply the financial statements restatement method to a stable currency in line with the provisions of IAS 29 “Financial Reporting in Hyperinflationary Economies”.

In accordance with such standards, the restatement of financial statements was restarted as from July 1, 2018. In line with the restatement method, non-currency assets and liabilities are restated by an overall price index issued by the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”) since their acquisition date or last inflation adjustment (March 1, 2003).

Likewise, comparative information included in the financial statements has also been restated, but this fact has not modified the decisions based on the financial information corresponding to those fiscal years.

For further information, see “Note 4. Significant Accounting Policies – d) Restatement to current currency – Comparative Information” and “Note 3. Basis of Presentation – Restatement to current currency” to the present-period consolidated financial statements.

Rounding

Certain figures included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not, in all cases, been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this report may vary from those obtained by performing the same calculations using the figures in our Financial Statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.

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1.	Analysis of consolidated results of operations

The following table presents a summary of the consolidated results of operations for the nine-month periods ended September 30, 2025 (“9M2025”) and September 30, 2024 (“9M2024”):

Activities of the Company in 9M2025 and 9M2024

Revenues

Total revenues for 9M2025 increased by Ps. 93,597 million compared to 9M2024, mainly as a result of the increase in revenues from the Natural Gas Transportation and Midstream segments. This increase was partially offset by the decline in revenues from the Liquids Production and Commercialization segment.

Natural Gas Transportation

During 9M2025 revenues from the Natural Gas Transportation business segment accounted for 42% of tgs total revenues (35% for 9M2024). Of the total revenues in this business segment, 81% (84% for 9M2024) corresponded to firm contracted capacity services.

On April 30, 2025, Resolution No. 256/2025 was published, establishing the framework for the Five-Year Tariff Review (“5YTR”) for the 2025–2030 period. It includes an initial tariff increase of 3.67% to be applied in 31 monthly installments, a regulated investment plan, and a new scheme for the periodic adjustment of tariffs.

Subsequently, in line with Decree No. 371/2025, the Secretariat of Energy introduced a monthly tariff update, replacing the previous semiannual scheme. This methodology was formalized by ENARGAS through Resolutions No. 350/2025 and No. 421/2025, which approved adjustments of 2.81% and 0.62%, respectively, also incorporating the increase corresponding to the 5YTR. On August 1 and September 1, 2025, through Resolutions No. 539/2025 and 622/2025, a periodic adjustment of 1.63% and 2.38%, respectively, was implemented, along with the corresponding 5YTR increase effective as of those dates.

During the first nine months of 2025, revenues from the Natural Gas Transportation segment amounted to Ps. 488,348 million, compared to Ps. 374,642 million recorded in the same period of 2024. This increase of Ps. 113,706 million was mainly explained by the positive effect of the transitional tariff adjustments applied in 2024 and 2025, as well as by the increases resulting from the 5YTR.

It is worth noting that the operation of this business segment was partially affected by the climatic event that occurred at the Cerri Complex. However, there was no impact on revenues between March 7 and March 24, 2025. For further details, refer to Note 24 – Climatic Event at the General Cerri Complex in the Condensed Interim Consolidated Financial Statements.

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On May 22, 2025, Energía Argentina S.A. (“ENARSA”) launched a national and international public tender for the expansion of the Perito Moreno Gas Pipeline (“GPM”), aimed at increasing the natural gas transportation capacity from Vaca Muerta by 14 MMm³/d. Bids were submitted on July 28, 2025, and the award was scheduled to tgs on October 17, 2025. The works must be completed within a period of 18 months, starting on November 1, 2025. This project was declared of national public interest and falls under the private initiative regime, meaning that the awarded party will be responsible for the design, financing, construction, operation, and maintenance of the facilities.

On July 24, 2025, Decree No. 495/2025 was published in the Official Gazette, through which the National Executive Branch ordered the extension of the license granted to tgs by Decree No. 2458/1992, for an additional period of 20 years starting from December 28, 2027.

Liquids Production and Commercialization

During 9M2025, revenues for this business segment represented 37% of total revenues (46% for 9M2024).

Revenues from this business segment amounted to Ps. 429,204 million in 9M2025 representing a decrease of Ps. 55,932 million compared to the same period in 2024. This decrease was mainly attributable to: (i) changes in the real exchange rate, (ii) international reference prices, and (iii) lower volumes of dispatched natural gasoline, propane, and butane. These effects were partially offset by higher prices of propane and butane sold in the domestic market and an increase in the volume of ethane delivered.

Total volumes dispatched recorded a decrease of 2.0% or 15,068 tons compared to 9M2024.

The decrease in volumes sold was mainly due to the impact of the climatic event that occurred on March 7, 2025, when unprecedented heavy rainfall caused the overflow of the Saladillo García stream, which flooded the Cerri Complex and consequently halted the production of liquids and partially affected the natural gas transportation service. However, the higher liquid content in the processed gas helped mitigate part of this impact.

Regarding the Liquids Production and Commercialization business segment, at the Cerri Complex, liquids production was interrupted from March 7, 2025, until the end of April. Operations gradually resumed thereafter, reaching normal production levels by early May. This process was made possible as infrastructure issues were resolved.

For more information see “Note 24 - Climatic Event at the General Cerri Complex” in the Condensed Interim Consolidated Financial Statements.

Midstream

Midstream revenues increased by Ps. 35,823 million in 9M2025 compared to the same period in 2024. This increase is due to higher natural gas transportation and conditioning services in Vaca Muerta, partially offset by the negative variation in the real exchange rate.

Net cost of sales and administrative and selling expenses

During the first nine months of 2025, net cost of sales, administrative and selling expenses increased by Ps. 33,624 million. This increase was mainly explained by higher depreciation charges, an increase in the impairment of financial assets within the Natural Gas Transportation segment, and higher repair and maintenance expenses. These factors were partially offset by a reduction in the cost of natural gas processed at the Cerri Complex, primarily attributable to the decrease in its price —measured in current Argentine pesos— and the decline in RTP consumption.

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The following table shows the main components of operating costs, administrative and selling expenses and their main variations for 9M2025 and 9M2024:

Other operating results, net

Other operating results, net experienced a loss of Ps. 43,150 million compared to Ps. 1,786 million in 9M2024. The negative variation is mainly due to the loss recorded for Ps. 45,741 million in expenses and provisions for impairment of materials and other PPE items related to the climatic event that occurred on March 7, 2025, at the General Cerri Complex. This effect was partially offset by higher insurance recoveries amounting to Ps. 2,439 million, of which Ps. 1,326 million correspond to advance payments received in connection with the recovery related to the weather event.

Financial results

Financial results for 9M2025 experienced a negative effect of Ps. 68,285 million compared to the same period in 2024. The breakdown of the financial results is as follows:

This negative variation is mainly due to the higher net negative foreign exchange loss and lower positive financial results recorded by financial assets due to the decrease in yields obtained.

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2.	Liquidity

The Company’s primary sources and application of funds during 9M2025 and 9M2024 were the following:

During 9M2025, the net increase in cash was positive at Ps. 13,695 million.

Cash flow generated from operations amounted to Ps. 411,003 million. This cash flow was Ps. 22,317 million higher than that generated in 9M2024, mainly due to lower working capital, an effect that was partially offset by higher income tax payments.

Meanwhile, cash flow used in investing activities totaled Ps. (210,496) million, which was Ps. 117,602 million lower than the funds used in 9M2024 due to reduced payments for the acquisition of PPE.

Finally, funds used in financing activities during 9M2025 amounted to Ps. (186,812) million, while in 9M2024 funds used in financing activities totaled Ps. 12,236 million. This increase was primarily due to the dividend payment approved on May 28, 2025, for Ps. 214,295 million. This effect was partially offset by higher net proceeds from financial borrowings, net of repayments, amounting to Ps. 35,273 million.

3.	Third Quarter 2025 (“3Q2025”) vs. Third quarter 2024 (“3Q2024”)

The following table presents a summary of the consolidated results of operations for the three-month periods ended September 30, 2025 (“3Q2025”) and September 30, 2024 (“3Q2024”):

During 3Q2025, the Company obtained comprehensive income of Ps. 112,059 million, compared to comprehensive income of Ps. 68,802 million obtained in the same period of 2024.

Total revenues for 3Q2025 increased by Ps. 88,591 million compared to the same period of the previous year.

7

Revenues from the Natural Gas Transportation business segment in 3Q2025 decreased by Ps. 6,682 million, compared to 3Q2024. This negative variation resulted from the inability of the tariff increases granted in 2025 to mitigate the adverse effects of inflation.

As for the Liquids Production and Commercialization business segment, revenues increased by Ps. 70,423 million in 3Q2025, mainly due to the increase in (i) the volumes dispatched, (ii) domestic prices of propane and butane and (iii) the exchange rate on sales denominated in US dollars. These effects were partially offset by lower international reference prices.

Regarding the total volumes dispatched from the Cerri Complex, they increased by 52%, or 103,445 tons. The increase in volumes was mainly due to higher extraction of liquids from the gas received at the Cerri Complex. The table below shows the breakdown of dispatched tons by destination market and product:

The Midstream business segment reported an increase of Ps. 24,851 million, mainly explained by greater natural gas transportation and conditioning services in Vaca Muerta and the higher exchange rate measured in current currency.

Cost of sales and administrative and selling expenses for 3Q2025 amounted to Ps. 245,622 million (compared to Ps. 200,051 million in 3Q2024), an increase of Ps. 45,571 million. This variation is mainly due to higher: (i) cost of natural gas processed at the Cerri Complex (primarily driven by increased consumption), (ii) depreciation charges, (iii) fees and third-party services, and (iv) taxes, fees and contributions (mainly higher export duties and turnover tax balance).

The following table shows the main components of operating costs, administrative and selling expenses and their main variations for 3Q2025 and 3Q2024:

In 3Q2025, financial results recorded a positive variation of Ps. 31,087 million, compared to those registered in the 2024 period. This variation was mainly due to higher financial income generated by financial assets and a lower loss on net monetary position. These effects were partially offset by a higher net foreign exchange loss.

Other operating results, net recorded a negative variation of Ps. 9,453 million, mainly due to higher charges incurred as a result of the weather event at the General Cerri Complex.

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4.	Consolidated Financial Position Summary

Summary of the consolidated financial position information as of September 30, 2025 and December 31, 2024, 2023, 2022 and 2021:

5.	Consolidated Comprehensive Income Summary

Summary of the consolidated comprehensive income information for the nine-month periods ended September 30, 2025, 2024, 2023, 2022 and 2021:

6.	Consolidated Cash Flow Summary

Summary of the consolidated cash flow information for the nine-month periods ended September 30, 2025, 2024, 2023, 2022 and 2021:

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7.	Statistical Data (Physical units)

8.	Comparative Ratios

9.	tgs share market value in Buenos Aires Stock Exchange at closing of last business day (in Argentine Pesos per share)

	2025	2024	2023	2022	2021
January	6,750.00	3,798.35	830.00	225.00	151.65
February	6,060.00	2,779.95	834.55	232.60	138.85
March	6,950.00	3,279.35	824.75	262.80	139.10
April	6,040.00	3,862.20	1,037.90	262.35	139.35
May	6,750.00	4,900.00	1,201.15	282.15	152.20
June	6,260.00	5,164.75	1,414.60	260.50	156.65
July	7,820.00	4,550.00	1,362.95	349.65	159.05
August	7,360.00	4,995.00	1,980.00	393.50	193.25
September	6,470.00	4,550.00	1,700.00	462.50	192.00
October	9,390.00	5,300.00	1,751.70	536.75	217.30
November		6,600.00	2,410.00	650.00	184.55
December		7,020.00	2,956.15	812.90	181.10

10.	Outlook

The future of natural gas as an essential fuel for the country’s energy matrix is consolidated year after year, which will make Argentina a sustainable country with high growth. We have consolidated ourselves as an integrated service provider in the hydrocarbon industry.

Our strategy aims to position ourselves in a leading role, carrying out vital undertakings for the future of the country, thus consolidating the growth strategy with a leap of magnitude. With this objective, we are adopting an innovative vision, seeking new business opportunities for our clients with a focus on Vaca Muerta.

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Continuing our growth plan in the area, we expect to keep developing business opportunities that allow us to generate value for producers in the Vaca Muerta area and enhance Argentina’s energy development.

In the Liquids Production and Commercialization Segment, the strategy will be aimed at optimizing the production mix that allows prioritizing those products and distribution channels that provide higher margins, and to maximizing access to the RTP at reasonable costs. For this, it will be very important to be efficient in the management of our assets, ensuring a coordinated, safe and efficient operation.

In financial terms, and given the aforementioned facts, we will remain commited to continue to prudently manage our funds in order to preserve our shareholders´ value given the volatile macroeconomic context in which our activities will be carried out.

With respect to our daily operations, tgs will remain committed to the continuous improvement of each of its processes in order to optimize resource utilization and thereby reduce operating costs. To this end, the Company aims to maintain the levels of operational reliability that represent a key commitment to its customers. Accordingly, the Company expects to continue implementing various initiatives, such as the standardization and systematization of risk management across pipelines, compressor plants, and processing facilities. Finally, we expect to deepen training initiatives for the staff for technical and management training resources.

Autonomous City of Buenos Aires, November 3, 2025.

Luis Fallo
Chairman

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English translation of the original prepared in Spanish for publication in Argentina
TRANSPORTADORA DE GAS DEL SUR S.A.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024
 (Stated in thousands of pesos as described in Note 3 except for basic and diluted earnings per share)

Notes	Three-month period ended September 30, 2025	Three-month period ended September 30, 2024	Nine-month period ended September 30, 2025	Nine-month period ended September 30, 2024
Revenues	9.h.	426,518,170	337,927,610	1,156,194,101	1,062,597,297
Net cost of sales	9.i	(204,119,562)	(166,157,944)	(531,923,146)	(509,050,248)
Gross profit		**222,398,608**	**171,769,666**	**624,270,955**	**553,547,049**
Administrative expenses	9.j.	(16,029,310)	(14,369,128)	(40,695,136)	(43,468,072)
Selling expenses	9.j.	(25,472,859)	(19,524,128)	(80,330,338)	(66,805,612)
Other operating results, net	9.l. and 24	(8,870,007)	583,057	(43,150,226)	(1,785,830)
Operating profit		**172,026,432**	**138,459,467**	**460,095,255**	**441,487,535**
Net financial results					
Financial income	9.k.	66,432,676	54,247,367	141,781,168	156,583,181
Financial expenses	9.k.	(121,463,205)	(63,636,432)	(260,369,373)	(194,997,055)
Other financial results	9.k.	57,267,159	(8,734,298)	110,615,974	106,322,200
Loss on net monetary position	9.k.	(7,101,864)	(17,828,394)	(41,238,837)	(48,834,703)
Total net financial results		**(4,865,234)**	**(35,951,757)**	**(49,211,068)**	**19,073,623**
Share of profit from associates	12	760,718	293,309	1,101,703	171,173
Net income before income tax		**167,921,916**	**102,801,019**	**411,985,890**	**460,732,331**
Income tax expense	15	(55,863,398)	(33,999,054)	(136,758,987)	(167,376,353)
Total comprehensive income for the period		**112,058,518**	**68,801,965**	**275,226,903**	**293,355,978**
Total comprehensive income attributable to:					
Owners of the Company		112,058,374	68,801,833	275,226,693	293,356,304
Non-controlling interests		144	132	210	(326)
Total comprehensive income for the period		**112,058,518**	**68,801,965**	**275,226,903**	**293,355,978**
Total comprehensive income per share attributable to owners of the Company:					
Weighted average number of outstanding ordinary shares		752,761,058	752,761,058	752,761,058	752,761,058
Basic and diluted earnings per share		148.86	91.40	365.62	389.71

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Luis Fallo
Chairman

English translation of the original prepared in Spanish for publication in Argentina
TRANSPORTADORA DE GAS DEL SUR S.A.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024
 (Stated in thousands of pesos as described in Note 3)

Notes	09/30/2025	12/31/2024
ASSETS			
Non-current assets			
Property, plant and equipment	13	2,913,180,409	2,908,480,272
Investments in associates	10	2,596,056	1,494,353
Deferred income tax assets	15	207,858	5,993
Other receivables	9.a.	432,898	533,431
Total non-current assets		**2,916,417,221**	**2,910,514,049**
Current assets			
Other receivables	9.a.	108,434,854	63,182,082
Inventories		17,699,710	4,469,295
Trade receivables	9.b.	187,049,318	190,270,112
Contract assets		23,273	31,785
Financial assets measured at amortized cost	9.m.	371,887,249	331,241,746
Financial assets at fair value through profit or loss	9.n.	430,437,002	567,037,080
Cash and cash equivalents	9.c.	73,030,151	73,140,992
Total current assets		**1,188,561,557**	**1,229,373,092**
Total assets		**4,104,978,778**	**4,139,887,141**
EQUITY			
Common stock		900,687,708	900,687,708
Treasury shares		-	49,935,228
Cost of acquisition of treasury shares		-	(90,347,853)
Additional paid-up capital		(66,621,738)	(26,209,113)
Legal reserve		144,749,809	122,178,125
Reserve for capital expenditures, acquisition of treasury shares and/or dividends		1,530,770,272	1,316,203,011
Accumulated retained earnings		275,226,693	451,433,675
Equity attributable to equity holders of the parent		**2,784,812,744**	**2,723,880,781**
Non-controlling interests		2,387	2,177
Total equity		**2,784,815,131**	**2,723,882,958**
LIABILITES			
Non-current liabilities			
Deferred tax liabilities	15	202,351,048	217,935,083
Contract liabilities	9.d.	129,930,307	136,243,490
Loans	14	668,652,544	611,865,107
Total non-current liabilities		**1,000,933,899**	**966,043,680**
Current liabilities			
Provisions	16	615,395	513,547
Contract liabilities	9.d.	8,218,731	9,101,089
Other payables	9.e.	240,661	297,550
Taxes payables	9.f.	11,011,725	13,138,946
Income tax payable		61,697,419	214,015,687
Payroll and social security taxes payable	9.o.	21,678,499	23,718,202
Loans	14	117,231,930	95,608,419
Trade payables	9.g.	98,535,388	93,567,063
Total current liabilities		**319,229,748**	**449,960,503**
Total liabilities		**1,320,163,647**	**1,416,004,183**
Total equity and liabilities		**4,104,978,778**	**4,139,887,141**

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Luis Fallo
Chairman

English translation of the original prepared in Spanish for publication in Argentina
TRANSPORTADORA DE GAS DEL SUR S.A.
CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024
(Stated in thousands of pesos as described in Note 3)

Luis Fallo
Chairman

English translation of the original prepared in Spanish for publication in Argentina
TRANSPORTADORA DE GAS DEL SUR S.A.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024
(Stated in thousands of pesos as described in Note 3)

Luis Fallo
Chairman

English translation of the original prepared in Spanish for publication in Argentina
TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

1.	BUSINESS DESCRIPTION

Business Overview

Transportadora de Gas del Sur S.A. (“tgs” or the “Company”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). tgs commenced operations on December 28, 1992 and it is mainly engaged in the Transportation of Natural Gas, and Production and Commercialization of natural gas Liquids (“Liquids”). TGS’s pipeline system connects major natural gas fields in southern and western Argentina with natural gas distributors and industries in those areas and in the greater Buenos Aires area. The natural gas transportation license to operate this system was exclusively granted to tgs for a period of thirty-five years (“the License”). tgs is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where TGS processes natural gas to obtain liquids, was transferred from GdE along with the gas transmission assets. tgs also provides midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services. In addition, telecommunications services are provided through the subsidiary Telcosur S.A. (“Telcosur”). These services consist of data transmission services through a network of terrestrial and digital radio relay.

Subsequently, the corporate purpose of the Company was modified to incorporate the development of complementary activities, incidental, linked and / or derived from natural gas transportation, such as the generation and commercialization of electric power and the provision of other services for the hydrocarbon sector in general.

Major Shareholders

As of December 31, 2024, tgs´ controlling shareholder Compañía de Inversiones de Energía S.A. (“CIESA”), held 51% of the common stock of the company, the National Social Security Administration (“ANSES”) held 24% and the remaining 25% was held by the investing public on the Bolsa de Comercio de Buenos Aires and the New York Stock Exchange (“NYSE”) (tgs had 5.25% of the shares in the portfolio).

On April 30, 2025, the Ordinary, Extraordinary and Special General Shareholders’ Meeting approved the reduction of the Company’s share capital, in accordance with the provisions of Note 20 – Common stock and Dividends. Following this decision, the Company´s share capital was structured as follows: CIESA holds 53.83%, ANSES holds 25.33% and public offering hold the remaining 20.84%.

CIESA is under joint control of Pampa Energía S.A. (“Pampa Energía”) with 50% and Grupo Inversor Petroquímica S.L. (“GIP”) and PCT L.L.C. with the remaining 50%.

English translation of the original prepared in Spanish for publication in Argentina
TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The following table shows the organizational structure, shareholders and related parties of tgs as of September 30, 2025:

Detailed data reflecting subsidiary control as of September 30, 2025, is as follows:

For consolidation purposes for the nine-month period ended September 30, 2025, the financial statements of Telcosur have been used at such date.

Dedicated Branch 1 - Perito Francisco Pascasio Moreno Gas Pipeline

In 2024, the Company submitted a Private Initiative to the National Ministry of Economy for the expansion of the transportation capacity of Section I of the Perito Francisco Pascasio Moreno Gas Pipeline (“GPM”), which runs from Tratayén (Neuquén) to Salliqueló (Buenos Aires). The project aims to increase the natural gas transportation capacity by 14 MMm³/d, in exchange for which the awarded party will be granted such capacity for a period of 15 years, including the operation and maintenance of the pipeline and complementary infrastructure.

The project was declared of national public interest and authorized for bidding by ENARSA. In this context, on May 22, 2025, ENARSA launched National and International Public Tender GPM No. 01/2025, which was awarded to tgs and approved by the Secretariat of Energy on October 17, 2025.

Additionally, tgs committed to carrying out a complementary expansion in the final sections of its licensed system, works necessary to achieve the project’s objectives.

English translation of the original prepared in Spanish for publication in Argentina
TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The works are scheduled to be completed by April 30, 2027.

The project will be developed under the Incentive Regime for Large Investments (RIGI), established by Law No. 27,742 and Decrees No. 749/2024 and 940/2024, which promotes long-term investments in strategic sectors. To this end, the Company established a Dedicated Branch that will act as a Single Project Vehicle (SPV) under the name “Transportadora de Gas del Sur S.A. – Sucursal Dedicada 1”, with the exclusive purpose of executing and operating the GPM expansion project.

Economic context

The Company operates in a complex economic environment whose main variables have recently had strong volatility as a result of political and economic events at the national level.

During the third quarter of 2025, the Argentine economy showed mixed signals. Although the implementation of policies aimed at macroeconomic stabilization continued, economic activity slowed down compared to the previous quarter. On a quarter-over-quarter basis, Gross Domestic Product (GDP) contracted by 0.1%, while year-over-year growth reached 6.3%. This performance was marked by a decline in private consumption (-1.1%) and gross fixed capital formation (-0.5%), while public consumption increased by 1.1%.

Accumulated inflation as of September 30, 2025, was 22%, showing a sharp deceleration on a cumulative basis, with a monthly variation of around 2% throughout 2025. On a year-over-year basis, the Consumer Price Index (CPI) recorded an increase of 31.8%. Projections for October anticipate that inflation will remain stable.

In the international level, the Government reached an extended facilities agreement with the International Monetary Fund (IMF) for USD 20,000 million, with a duration of 48 months. This agreement, together with additional financing from multilateral organizations amounting to USD 3,100 million, supports the next phase of the economic program, focused on stabilization and structural reforms.

This phase, announced on April 11, mainly includes: (i) the flexibilization of the exchange rate regime, under which the dollar quote in the Free Exchange Market may fluctuate within a moving band between $1,000 and $1,400, with the band limits expanding at a monthly rate of 1%, (ii) the elimination of the blend dollar, (iii) the removal of foreign exchange restrictions for individuals, (iv) the authorization to distribute dividends to foreign shareholders starting from fiscal years beginning in 2025 (i.e., payments may be made starting in 2026), and (v) the flexibilization of payment terms for foreign trade operations.

The flexibilities for the payment of foreign trade operations include:

•	The 30-day waiting period from the customs entry of goods is eliminated.
•	The deadline for the payment of services in cash from their provision is eliminated.
•	The payment of services to related companies is allowed starting from 90 days after their provision.
•	Small and medium-sized enterprises can pay from the dispatch of goods at the port of origin.
•	Payments for the importation of capital goods are relaxed, now allowing a 30% advance payment.

Additionally, on April 30, 2025, the BCRA approved a new issue of Bonds for the Reconstruction of a Free Argentina (BOPREAL) for up to USD 3,000 million, intended to regularize private sector liabilities for unpaid dividends. The bonds, denominated in dollars, accrue an annual rate of 3% and mature in October 2028.

Regarding monetary policy, the nominal anchor is reinforced by perfecting the monetary policy framework in which there is no issuance of pesos by the BCRA for financing the fiscal deficit or for the remuneration of its monetary liabilities.

On September 7, 2025, legislative elections were held in the Province of Buenos Aires, in which the ruling party suffered a significant defeat against the opposition coalition Fuerza Patria, which obtained a lead of more than 13 percentage points. This result, considered a key political test ahead of the national elections in October, generated uncertainty in financial markets. In the following days, an increase in the country risk index was observed, along with pressure on the exchange rate and adjustments in inflation expectations. The official dollar rose by $45 in a single day, approaching the upper limit of the floating band.

English translation of the original prepared in Spanish for publication in Argentina
TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Furthermore, on the international front, the United States government has taken a series of economic measures that marked a significant shift in trade and fiscal policy. Specifically, on April 2, 2025, President Trump announced that the United States would impose a 10% tariff on all countries, effective from April 5, 2025, as well as a higher and customized reciprocal tariff for those countries with which the United States maintains the largest trade deficits. Although certain energy products have been excluded, the effect of these measures on economic growth and global trade remains uncertain and could disrupt international trade flows and increase operational costs for companies that rely on international supply chains.

To reduce exchange rate instability and financial market volatility in the lead-up to the legislative elections held on October 26, 2025, the Argentine Government entered into a financial assistance agreement with the United States. The agreement included a currency swap mechanism for USD 20,000 million and intervention by the U.S. Treasury through the direct purchase of pesos in the local market. These measures aimed to strengthen international reserves and provide certainty to the market in a context of heightened pre-election uncertainty.

In this context, national legislative elections were held on Sunday, October 26, the results of which defined the new composition of the National Congress and could have significant implications for the country’s economic and regulatory outlook. The government has clearly expressed its intention to move forward with structural reforms aimed at fiscal consolidation, reducing inflation, and economic deregulation; however, uncertainty remains regarding the legislative support needed to implement them. The lack of legislative consensus could limit the scope of the proposed reforms, influence market expectations, and affect macroeconomic stability.

Likewise, the Company’s management permanently monitors the evolution of the variables that affect its business, to define its course of action and identify the potential impacts on its equity and financial situation. The reforms proposed by the new government began their legislative discussion process. It is not possible to predict at this time its evolution or new measures that could be announced. Likewise, the Company cannot guarantee that the aforementioned macroeconomic difficulties or the adoption of new measures by the Argentine Government to control inflation may affect its operations and financial situation.

2.	CONSOLIDATED FINANCIAL STATEMENTS

tgs presents its Condensed Interim Consolidated Financial Statements for the nine-month periods ended September 30, 2025 and 2024 preceding its Interim Condensed Separate Financial Statements in accordance with Title IV, Chapter I, Section I, article 1.b.1 of CNV´s regulations requiring the use of International Accounting Standard 34 (“IAS 34”) issued by the International Accounting Standards Board (“IASB”) adopted by the CNV through NT 2013 (the “Rules”).

References in these financial statements to “tgs” or the “Company” refer to Transportadora de Gas del Sur S.A. and its consolidated subsidiary Telcosur.

These Condensed Interim Consolidated Financial Statements, which were approved and authorized for issuance by the Board of Directors on November 3, 2025, do not include all the information and disclosures required for annual Financial Statements, and should be read in conjunction with tgs’ annual Financial Statements as of December 31, 2024, issued on February 27, 2025.

3.	BASIS OF PRESENTATION

These Condensed Interim Consolidated Financial Statements have been prepared in accordance with International Accounting Standard 34(IAS 34), Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

The Comisión Nacional de Valores (“CNV”), as set forth by the Title IV, Chapter III, Article 1 of the Rules has provided that listed companies must submit their condensed consolidated financial statements by applying Technical Resolution No. 26 of the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”), and its amendments, which adopts the International Financial Reporting Standards (“IFRS Accounting Standards”) issued by the IASB, its amendments and circulars for the adoption of IFRS Accounting Standards that the FACPCE dictates in accordance with the provisions of that Technical Resolution.

English translation of the original prepared in Spanish for publication in Argentina
TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The subsidiary that reflects tgs’s corporate group as of September 30, 2025 is Telcosur.

For consolidation purposes for the nine-month periods ended September 30, 2025 and 2024, Telcosur’s financial statements have been used at those dates.

The Condensed Interim Consolidated Financial Statements for the nine-month periods ended September 30, 2025 and 2024 have not been audited. The Management of the Company estimates that they include all the necessary adjustments to reasonably present the results of each period in accordance with the accounting framework applied. The results of the nine-month periods ended September 30, 2025 and 2024, do not necessarily reflect the proportion of the results of the Company for the full fiscal year.

Functional and presentation currency

The Condensed Interim Consolidated Financial Statements are stated in thousands of Argentine pesos (“Ps.”), the functional currency of the Company and its subsidiary.

Restatement to current currency

The Condensed Interim Consolidated Financial Statements as of September 30, 2025, including comparative figures, have been restated to take into account changes in the general purchasing power of the Company’s functional currency in accordance with IAS 29 “Financial information in hyperinflationary economies” (“IAS 29”) and in General Resolution No. 777/2018 of the CNV, using the BCRA’s Market Expectations Survey for the last month of the period, since, at the date of closing the Company’s accounting books, the INDEC index was not yet available. As a result, the financial statements are expressed in the unit of measurement current at the end of the reporting period.

The variation in the consumer price index (“CPI”) for the restatement of these Condensed Interim Consolidated Financial Statements was estimated at 21.96% and 101.45% for the nine-month periods ended September 30, 2025 and 2024, respectively.

Information comparability

The balances as of December 31, 2024 and September 30, 2024 that are disclosed for comparative purposes were restated in accordance with IAS 29, as mentioned above.

English translation of the original prepared in Spanish for publication in Argentina
TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

4.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied to these Condensed Interim Consolidated Financial Statements are consistent with those used in the financial statements for the last financial year prepared under IFRS Accounting Standards, which ended on December 31, 2024.

New accounting policies, amendments and interpretations issued by the IASB that have been adopted by the Company.

The Company has applied the following standards and/or amendments for the first time as of January 1, 2025:

•	Amendments to IAS 21 – Lack of Exchangeability of Currencies.

The new accounting standards, amendments and interpretations issued by the IASB that became effective as of January 1, 2025, have not had an impact on the Company’s condensed interim consolidated financial statements.

New standards, amendments, and interpretations issued but not yet effective for annual periods beginning on or after January 1, 2025, and not early adopted:

The CNV, through RG 972/2023, amended its Consolidated Text, establishing that early applications of IFRSs and/or their amendments are not admissible, except when specifically allowed at the time of adoption.

•	IFRS Accounting Standard 18 – Presentation and Disclosure in Financial Statements.
•	IFRS Accounting Standard 19 – Subsidiaries without Public Accountability.
•	Amendments to IFRS Accounting Standards 9 and 7 – Classification and measurement of financial instruments and Contracts Referencing Nature-dependant Electricity.
•	Annual improvements to IFRS Accounting Standards – Volume 11 (includes IFRS Accounting Standards 1, 7, 9 and 10, and IAS 7).

5.	FINANCIAL RISK MANAGEMENT

The Company’s activities and the market in which it operates expose it to a series of financial risks: market risk (including foreign exchange risk, interest rate risk, and commodity price risk), credit risk and liquidity risk.

There were no significant changes since the last annual closing in the risk management policies.

Due to the main impacts of the described situation detailed in Note 1 to these condensed interim consolidated financial statements, the Company has implemented a series of measures that will mitigate its impact. In this sense, the Company’s Management constantly monitors the evolution of the situations that affect its business, to determine the possible actions to be taken and to identify the possible impacts on its equity and financial position. The Company’s Condensed Interim Consolidated Financial Statements should be read under the light of these circumstances.

English translation of the original prepared in Spanish for publication in Argentina
TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

6.	CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with professional accounting standards requires the Company to make accounting estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The making of such estimates involves tgs using assumptions and presumptions that are based on a number of factors, including past trends, events known at the date of issuance of these financial statements, and expectations of future events and their outcomes.

In the Natural Gas Transportation segment, as mentioned in Note 19 to these Condensed Interim Consolidated Financial Statements, the Company concluded the Five-Year Tariff Review process (“5YTR”) after ENARGAS issued Resolution No. 256/2025 (the “Resolution 256”). This resolution not only defined the initial tariff increase but also the investment and expenditure plan for the period 2025-2030.

In this regard, the Company considered scenarios taking into account the current tariff regime and new estimates of macroeconomic variables. Likewise, the Company updated its assessment of impairment indicators in accordance with IAS 36 as of September 30, 2025.

Additionally, as mentioned in “Note 24 – Climate Event at Cerri Complex”, following the occurrence of the weather event mentioned therein, the Management of the Company evaluated the existence of impairment indicators.

The conclusion of these evaluations was that no new factors were identified that negatively affect the premises underlying the recoverable value of the assets included within PPE, compared to the last evaluation carried out as of December 31, 2024.

Based on the above, the Company did not identify the need to record any impairment of the PPE amounts, other than what is disclosed in Note 24.

7.	SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The Cash Flow Statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the period to net cash flows from operating activities.

Non-cash investing and financing activities for the nine-month periods ended September 30, 2025 and 2024 are presented below:

Note 14 to these Condensed Interim Consolidated Financial Statements includes a reconciliation between the opening and closing balance of the financial liabilities arising from financing activities.

English translation of the original prepared in Spanish for publication in Argentina
TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

8.	CONSOLIDATED BUSINESS SEGMENT INFORMATION

IFRS Accounting standard 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria.  The business segments are reported in a manner consistent with the information reviewed by the Company’s Board of Directors, which is the decision-making body of the Company.

For management purposes, tgs is organized into four business segments based on the products and services it offers: (i) Natural Gas Transportation Services, subject to ENARGAS regulations, (ii) Liquids Production and Commercialization, (iii) Midstream and (iv) Telecommunications. These last three business segments are not regulated by ENARGAS.  The production and commercialization of Liquefied Petroleum Gas (“LPG”) are subject to regulations established by the Secretariat of Energy.

Detailed information on each business segment for the nine-month periods ended September 30, 2025 and 2024 is disclosed below:

The breakdown of revenues from sales of goods and services by market and opportunity for the nine-month periods ended September 30, 2025 and 2024 is as follows:

English translation of the original prepared in Spanish for publication in Argentina
TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

9.	DETAIL OF SIGNIFICANT STATEMENT OF FINANCIAL POSITION AND STATEMENT OF COMPREHENSIVE INCOME CAPTIONS

a) Other receivables

b) Trade receivables

The movement of the impairment of financial assets is as follows:

English translation of the original prepared in Spanish for publication in Argentina
TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

c) Cash and cash equivalents

d) Contract liabilities

e) Other payables

f) Taxes payables

g) Trade payables

English translation of the original prepared in Spanish for publication in Argentina
TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

h) Revenues

i) Net cost of sales

English translation of the original prepared in Spanish for publication in Argentina
TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

j) Expenses by nature – Information required under art. 64 paragraph I, clause B) Commercial Companies Law for the nine-month periods ended September 30, 2025 and 2024

English translation of the original prepared in Spanish for publication in Argentina
TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

k) Net financial results

In accordance with the provisions of IAS 29, we opted to present the gain on the monetary position in a single line included in the financial results. This presentation implies that the nominal values of the financial results have been adjusted for inflation. The real values of financial results are different from the components of financial results presented above.

l) Other operating results, net

m) Financial assets at amortized cost

English translation of the original prepared in Spanish for publication in Argentina
TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

n) Financial assets at fair value through profit or loss

o) Payroll and social security taxes payable

10.	INVESTMENTS IN ASSOCIATES

11.	JOINT ARRANGEMENTS

The Company has a stake in UT SACDE. For more information, see “Note 23. – Associates and Joint Agreement”. Given the degree of progress of the works carried out by the UT, as of September 30, 2025 and December 31, 2024, it does not record significant balances or operations.

English translation of the original prepared in Spanish for publication in Argentina
TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

12.	SHARE OF PROFIT FROM ASSOCIATES

On December 26, 2024, the Board of Directors of TGU approved the dissolution and liquidation of the company.

English translation of the original prepared in Spanish for publication in Argentina
TRANSPORTADORA DE GAS DEL SUR S.A.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

13.	PROPERTY, PLANT AND EQUIPMENT

14.	LOANS

Short-term and long-term loans as of September 30, 2025 and December 31, 2024 comprise the following:

Loans are totally denominated in US dollars.

The activity of the loans as of September 30, 2025 and 2024 is the following:

During the nine-month period ended September 30, 2025, the Company made repayments for bank loans for Ps. 539,685.

The maturities of current and non-current financial debt, net of issuance expenses, as of September 30, 2025 are as follows:

Description of the Company’s indebtedness as of September 30, 2025
Class 3 Notes (“2031 Notes”)
General description
On October 11, 2023, CNV approved the extension of the maximum amount of the Global Notes Program from US$ 1,200 million to US$ 2,000 million and the extension of the validity period of the Program for an additional 5 years from the expiration of the term, with the new expiration of the Program being January 3, 2029.
On July 24, 2024, within the framework of the 2024 Program, the Company issued the 2031 Notes in accordance with the following characteristics:
The net proceeds from the 2031 Notes were US$ 483,688,800. The company used the proceeds to complete a tender offer and cancel the ON 2018.
Covenants
As of September 30, 2025, the Company has complied with a series of restrictions derived from its current financial agreements, which include, among others, those related to obtaining new loans, payment of dividends, granting of guarantees, disposal of certain assets and transactions with related parties.
The Company may contract new debts under the following conditions, among others:
a.        To the extent that after contracting the new debt (i) the consolidated coverage ratio (ratio between consolidated EBITDA (consolidated income before financial results, income tax, depreciation and amortization) and consolidated interest) is equal to or greater than 2.0:1; and (ii) the consolidated debt ratio (ratio between consolidated debts and consolidated EBITDA) is equal to or less than 3.50:1.
b.        For the refinancing of outstanding financial debt.
c.        Originated by customer advances.
The Company may pay dividends under the following conditions: (i) the Company is not in default under 2031 Notes, and (ii) immediately after any dividend payment, the Company may incur new debts according to the provisions in point a. of the preceding paragraph.
As of September 30, 2025, the Company and its subsidiary are in compliance with the covenants established in all of their financial debt.

Bank loans
The following table shows the details of other financial indebtedness as of September 30, 2025:
Currency	Amount	Interest rate	Expiration date
USD	44,995,670	5.77%	Between January and February 2026

All of these loans are guaranteed by time deposits included as “Financial Assets at Current Cost”.
In March 2022, the subsidiary Telcosur received a loan of US$ 24 million. On July 28, 2025, Telcosur obtained an extension of the loan’s maturity date, now effective until January 26, 2026, with an annual interest rate of 5.7% (six-month SOFR of 4.2% plus 1.5%). Additionally, Telcosur agreed with the financial institution to modify the interest rate applicable to the period between January 26, 2025 and July 28, 2025, which will be 5.75% annually (six-month SOFR of 4.25% plus 1.5%), instead of the initially agreed 1.5% annual.
As of September 30, 2025, the main terms of this loan were:

Amount in US$	24,000,000
Interest rate	SOFR 6 months 4.2% + 1.5%
Amortization date	January 26, 2026
Interest payment frequency	To the expiration
Guarantee	Fixed term in foreign currency(1)
(1)	Included as “Non-current financial assets measured at amortized cost”.

15.	INCOME TAX AND DEFERRED TAX

For the determination of the deferred and current income tax charge as of September 30, 2025, the Company has applied the progressive rate in force as stipulated in the current regulations.
Below is the breakdown of the income tax charge to results for the three and nine-month periods ended September 30, 2025, and 2024:

The components of the net deferred tax assets and liabilities as of September 30, 2025 and 2024, is as follows:

16.	EVOLUTION OF PROVISIONS

For legal claims and others
Balances as of 12/31/2023	**6,571,930**
Inflation adjustment restatement	(3,389,428)
Additions	544,460 (1)
Uses	-
Decreases	-
Balances as of 09/30/2024	**3,726,962**
Inflation adjustment restatement	(283,655)
Additions	93,196 (2)
Uses	-
Decreases	(3,022,956) (3)
Balances as of 12/31/2024	**513,547**
Inflation adjustment restatement	(109,881)
Additions	211,729 (4)
Uses	-
Decreases	-
Balances as of 09/30/2025	**615,395**

(1) Ps. 162,274 are included in "Other operating results, net" and Ps. 382,186 in "Financial expenses".

(2) Ps. 24,507 are included in "Other operating results, net" and Ps. 68,689 in "Financial expenses".

(3) Included in "Other operating results, net".

(4) Ps. 46,051 are included in "Other operating results, net" and Ps. 165,678 in "Financial expenses".

The aforementioned provisions are included in current liabilities.
17.	FINANCIAL INSTRUMENTS BY CATEGORY AND HIERARCHY

17.1 Financial instruments categories
There have been no significant changes regarding the accounting policies for the categorization of financial instruments to the policies disclosed in the financial statements as of December 31, 2024.

The categories of financial assets and liabilities as of September 30, 2025 and December 31, 2024 are as follows:

September 30, 2025		
	Financial assets at fair value	Financial assets at amortized cost	Total
CURRENT ASSETS			
Trade receivables	-	187,049,318	187,049,318
Other receivables	-	12,374,502	12,374,502
Financial assets measured at amortized cost	-	371,887,249	371,887,249
Financial assets at fair value through profit or loss	430,437,002	-	430,437,002
Cash and cash equivalents	66,422,698	6,607,453	73,030,151
Total current assets	**496,859,700**	**577,918,522**	**1,074,778,222**
NON-CURRENT ASSETS			
Other receivables	-	421,894	421,894
Total non-current assets	**-**	**421,894**	**421,894**
Total assets	**496,859,700**	**578,340,416**	**1,075,200,116**

	Financial liabilities at fair value	Financial liabilities at amortized cost	Total
CURRENT LIABILITIES			
Trade payables	-	98,535,388	98,535,388
Loans	-	117,231,930	117,231,930
Payroll and social security taxes payables	-	18,748,418	18,748,418
Other payables	-	240,661	240,661
Total current liabilities	**-**	**234,756,397**	**234,756,397**
NON-CURRENT LIABILITIES			
Loans	-	668,652,544	668,652,544
Total non-current liabilities	**-**	**668,652,544**	**668,652,544**
Total liabilities	**-**	**903,408,941**	**903,408,941**

December 31, 2024		
	Financial assets at fair value	Financial assets at amortized cost	Total
CURRENT ASSETS			
Trade receivables	-	190,270,112	190,270,112
Other receivables	-	14,467,017	14,467,017
Financial assets measured at amortized cost	-	331,241,746	331,241,746
Financial assets at fair value through profit or loss	567,037,080	-	567,037,080
Cash and cash equivalents	21,606,711	51,534,281	73,140,992
Total current assets	**588,643,791**	**587,513,156**	**1,176,156,947**
NON-CURRENT ASSETS			
Other receivables	-	514,522	514,522
Total non-current assets	**-**	**514,522**	**514,522**
Total assets	**588,643,791**	**588,027,678**	**1,176,671,469**

	Financial liabilities at fair value	Financial liabilities at amortized cost	Total
CURRENT LIABILITIES			
Trade payables	-	93,567,063	93,567,063
Loans	-	95,608,419	95,608,419
Payroll and social security taxes payables	-	19,635,623	19,635,623
Other payables	-	297,550	297,550
Total current liabilities	**-**	**209,108,655**	**209,108,655**
NON-CURRENT LIABILITIES			
Loans	-	611,865,107	611,865,107
Total non-current liabilities	**-**	**611,865,107**	**611,865,107**
Total liabilities	**-**	**820,973,762**	**820,973,762**

17.2 Fair value measurement hierarchy and estimates
According to IFRS Accounting Standard 13, the fair value hierarchy introduces three levels of inputs based on the lowest level of input significant to the overall fair value. These levels are:

•
Level 1: includes financial assets and liabilities whose fair values are estimated using quoted prices (unadjusted) in active markets for identical assets and liabilities. The instruments included in this level primarily include balances in mutual funds and public or private bonds listed on the Bolsas y Mercados Argentinos S.A. (“BYMA”). Mutual funds mainly invest in highly liquid instruments with low price risk.

•
Level 2: includes financial assets and liabilities whose fair value is estimated using different assumptions quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (for example, derived from prices). Within this level, the Company includes those derivate financial instruments for which it was not able to find an active market.

•	Level 3: includes financial instruments for which the assumptions used in estimating fair value are not based on observable market information.

The table below shows different assets at their fair value classified by hierarchy as of September 30, 2025:

The fair value amount of the financial assets is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
As of September 30, 2025, the carrying amount of certain financial instruments used by the Company, in cash, cash equivalents, other investments, accounts receivable and payable and short-term obligations is representative of fair value due to the short-term nature of these instruments.
The estimated fair value of Non-current loans is estimated based on quoted market prices. The following table reflects the carrying amount and estimated fair value of the 2031 Notes at September 30, 2025, based on their quoted market price:

18.	ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Balances in foreign currencies as of September 30, 2025 and December 31, 2024 are detailed below:

09/30/2025				12/31/2024		
	Foreign currency and amount (in thousands)		Exchange rate	Amount in local currency	Foreign currency and amount (in thousands)		Amount in local currency
CURRENT ASSETS							
Cash and cash equivalents	US$	12,403	1,371.00 (1)	17,003,996	US$	40,373	50,664,978
Financial assets at amortized cost	US$	271,253	1,371.00 (1)	371,887,249	US$	263,955	331,241,746
Financial assets at fair value through profit or loss (3)	US$	215,740	1,371.00 (1)	295,779,542	US$	319,182	400,547,733
Trade receivables	US$	62,612	1,371.00 (1)	85,841,052	US$	82,426	103,437,905
Total current assets	**US$**	**562,008**		**770,511,839**	**US$**	**705,936**	**885,892,362**
TOTAL ASSETS	**US$**	**562,008**		**770,511,839**	**US$**	**705,936**	**885,892,362**
CURRENT LIABILITIES							
Trade payables	US$	43,316	1,380.00 (2)	59,776,080	US$	37,510	47,209,226
	Euros	845	1,622.60 (2)	1,371,100	Euros	794	1,040,280
	SEK	880	147.78 (2)	130,044	SEK	-	-
Loans	US$	84,951	1,380.00 (2)	117,231,930	US$	75,965	95,608,419
Total current liabilities	**US$**	**128,267**		**177,008,010**	**US$**	**113,475**	**142,817,645**
	Euros	**845**		**1,371,100**	**Euros**	**794**	**1,040,280**
	SEK	**880**		**130,044**	**SEK**	**-**	**-**
NON CURRENT LIABILITIES							
Loans	US$	484,531	1,380.00 (2)	668,652,544	US$	486,156	611,865,107
Total non current liabilities	**US$**	**484,531**		**668,652,544**	**US$**	**486,156**	**611,865,107**
TOTAL LIABILITIES	**US$**	**612,798**		**845,660,554**	**US$**	**599,631**	**754,682,752**
	Euros	**845**		**1,371,100**	**Euros**	**794**	**1,040,280**
	SEK	**880**		**130,044**	**SEK**	**-**	**-**

(1) Buy exchange rate at the end of 09/30/2025.
(2) Sell exchange rate at the end of 09/30/2025.
(3) Includes public and private debt bonds Dólar Linked for Ps. 231,914,314

US$: United States of America dollars
SEK: Swedish kronor

19.	REGULATORY FRAMEWORK

The main regulatory issues are described in Note 17 to the annual consolidated financial statements as of December 31, 2024. As of the date of issuance of these Interim Condensed Consolidated Financial Statements, there were no additional developments except for the following:
Natural gas transportation transitional tariff increase
During the first quarter of 2025 and until the Completion of the five-year tariff review (“5YTR”), see “5YTR Completion” below, the Company received monthly tariff increases effective as of January 1, February 1, and March 6, 2025. These adjustments were established by ENARGAS through transitional tariff tables, which included increases of 2.5%, 1.5%, and 1.7%, respectively.
5YTR Completion
On April 30, 2025, ENARGAS Resolution N° 256/2025 (“Resolution 256”) was published in the Official Gazette, establishing the conditions of the 5YTR that will be in force for the period 2025-2030. The main aspects include:
• Regulatory capital base: determined as of December 31, 2024.
• Discount rate (WACC): 7.18% real after-tax.
• Initial rate increase: weighted average of 3.67%, to be applied in 31 equal and consecutive monthly installments beginning in May 2025 (the “RQT Increase”).
• Five-Year Investment Plan: for a total of Ps. 279,107,575 (at June 2024 currency), subject to control by ENARGAS.
• Regulated operating expenses: defined for the 2025–2030 period.
The resolution also establishes that the periodic tariff adjustment mechanism will be based on a formula that combines the Consumer Price Index (CPI) and the Wholesale Price Index (IPIM), both published by INDEC. However, formal approval of this methodology was postponed.
Subsequent tariff update
Within the framework of Decree No. 371/2025, it was established that the Secretariat of Energy will act as the enforcement authority whenever it becomes necessary to introduce modifications to contracts or licenses regarding tariffs. On June 4, 2025, Resolution No. 241/2025 was issued, which provided for the periodic updating of transportation tariffs on a monthly basis (the “Periodic Update”), replacing the previous semi-annual scheme.
On June 5, 2025, tgs agreed to Resolution 241, and ENARGAS, through Resolution No. 350/2025, approved the methodology for calculating the periodic adjustment and the tariff tables in force since June 6, 2025, which incorporate a Periodic Update of 2.81% and the application of the 5YTR increase.
On July 1, 2025, Resolution No. 421/2025 was published, granting a periodic adjustment of 0.62% and the corresponding 5YTR increase. On August 1, September 1, October 1 and November 1, 2025, through Resolutions No. 539/2025, 622/2025, 732/2025 and 812/2025, a Periodic Update of 1.63%, 2.38%, 2.49% and 3.15% respectively was granted, along with the corresponding 5YTR increase, effective as of those dates.

License Extension
On July 24, 2025, Decree No. 495/2025 was published in the Official Gazette, through which the National Executive Branch granted an extension of the license awarded to tgs under Decree No. 2458/1992, for an additional period of 20 years starting on December 28, 2027. This measure ratifies the ‘License Extension Agreement’ entered into on July 11, 2025, between the Ministry of Economy and tgs.

20.	COMMON STOCK AND DIVIDENDS

a)	Common stock structure and shares’ public offer

As of December 31, 2024, tgs’ common stock was as follows:
The Ordinary, Extraordinary, and Special Shareholders’ Meeting held on April 30, 2025 resolved, among other matters, to reduce the share capital by 41,734,225 Class B shares, each with a nominal value of $ 1 and carrying one vote per share. This capital reduction was carried out through the cancellation of 41,734,225 treasury shares, with a nominal value of Ps. 41,734 and an inflation adjustment of Ps. 49,893,494. The acquisition cost of the treasury shares amounted to Ps. 90,347,853. This transaction was accounted for as an equity transaction, resulting in an Additional paid-up capital of Ps. 40,412,625, which was recorded in the Company’s equity.
As of September 30, 2025, tgs’ common stock is as follows:

tgs’s shares are traded on the BYMA and under the form of the ADSs (registered with the Securities and Exchange Commission (“SEC”) and representing 5 shares each) on the New York Stock Exchange.
b)	Acquisition of treasury shares

As mentioned above, the treasury shares acquired were cancelled on April 30, 2025.
As of September 30, 2025, the Additional paid-up capital amounted to Ps. 66,621,738, in accordance with the provisions of the Shareholders’ Meeting.

c)	Dividend distribution

Cash dividends
During the nine-month period ended September 30, 2025, the Company paid cash dividends in the amount of Ps. 214,294,730 (Ps. 269.28 per share), which were authorized by the Ordinary, Extraordinary, and Special Shareholders’ Meeting held on April 30, 2025, and by the Company’s Board of Directors at its meeting held on May 28, 2025.
d)	Restrictions on distribution of retained earnings

Pursuant to the General Companies Act and CNV Rules, we are required to allocate a legal reserve (“Legal Reserve”) equal to at least 5% of each year’s net income (as long as there are no losses for prior fiscal years pending to be absorbed) until the aggregate amount of such reserve equals 20% of the sum of (i) “common stock nominal value” plus (ii) “inflation adjustment to common stock,” as shown in our consolidated statement of changes in equity.
In accordance with current exchange regulations and in order to have access to the exchange market, for the payment of dividends to non-resident shareholders of Argentina, the Company must require the prior approval of the BCRA.
21.	LEGAL CLAIMS AND OTHER MATTERS

Between January 1, 2025 and the date of issuance of these Condensed Interim Consolidated Financial Statements, there was no news regarding legal claims and other matters. For more information regarding the claims and legal matters of the Company, see Note 20 “Legal claim and other matters” to the Consolidated Financial Statements as of December 31, 2024.
22.	BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Key management compensation
The accrued amounts corresponding to the compensation of the members of the Board of Directors, the Statutory Committee and the Executive Committee for the nine-month periods ended September 30, 2025 and 2024 were Ps. 4,846,643 and Ps. 2,651,519, respectively.
Balances and transactions with related parties
The detail of significant outstanding balances for transactions entered into by tgs and its related parties as of September 30, 2025 and December 31, 2024 is as follows:

As of September 30, 2025 and December 31, 2024, tgs has a balance of Ps. 14,783,377 and Ps. 24,966,043 corresponding to Dollar linked notes issued by CT Barragán S.A. and Pampa Energía. The book value of the notes is disclosed within the caption “Financial assets at fair value through profit or loss”.
The detail of significant transactions with related parties for the nine-month periods ended September 30, 2025 and 2024 is as follows:
Nine-month period ended September 30, 2025:

Additionally, during the nine-month period ended September 30, 2025, the Company received from SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A., construction engineering services for Ps. 58,960,612 which are activated within the balance of works in progress.
Nine-month period ended September 30, 2024:

23.	ASSOCIATES AND JOINT AGREEMENT

Associates with significant influence
Link:
Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s natural gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan (Buenos Aires province), located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. tgs’s ownership interest in such company is 49%, while Pan American Sur S.A. holds a 20.40%, Shell Argentina S.A. a 25.50% and Wintershall Dea Argentina S.A. the remaining 5.10%.

TGU (liquidated):
TGU was a company incorporated in Uruguay. This company rendered operation and maintenance services to Gasoducto Cruz del Sur S.A. and its contract terminated in 2010. TGS held 49% of its common stock and Pampa Energía the remaining 51%.
On December 26, 2024, the TGU board decided to dissolve and liquidate said company.
Joint Agreement
UT:
The Board of Directors of tgs approved the agreement to set up the UT together with SACDE. The objective of the UT is the assembly of pipes for the construction of the project of “Expansion of the System of Transportation and Distribution of Natural Gas” in the Province of Santa Fe, called by National Public Bid No. 452-0004-LPU17 by the MINEM (the “Work”).
On October 27, 2017, tgs - SACDE UT signed the corresponding work contract with the MINEM.
The UT will remain in force until its purpose has been fulfilled, i.e., once the works involved in the Project have been completed and until the end of the guarantee period, set at 18 months from the provisional reception.
As a result of the situation of the economic context and the COVID, the UT sent a letter to Integración Energética Argentina S.A. (“IEASA”), currently Energía Argentina S.A. (“ENARSA”), a company currently part of the Ministry of Productive Development, requesting, among other issues, the reestablishment of the economic-financial equation, readjustment of the work schedule, approval of cost redeterminations and price adjustments under the current legal regime.
On July 9, 2021, the UT and IEASA signed a restart order and a restart certificate for the works related to the Work, through which the work schedule was readjusted and IEASA also assumed the commitment to manage and join efforts to guarantee the cash flow in order to avoid new effects on the economic-financial structure of the contract for the Work, which would give rise to new requests -by the UT- for the recomposition of the economic-financial equation of the contract and the schedule of execution of the Work.
24.	CLIMATE EVENT AT GENERAL CERRI COMPLEX

On March 7, 2025, unprecedented heavy rainfall—the most extreme in the last 100 years—was recorded in the city of Bahía Blanca and adjacent areas, causing flooding across all urban and surrounding regions (the “Event”).
The Event led to the overflow of the Saladillo García stream, which flooded the Cerri Complex, halting liquid production and partially affecting natural gas transportation services. It is also worth noting that the external electrical distribution system, as well as the Complex’s electrical generation and distribution facilities, were affected.
The natural gas transportation service was gradually restored and is currently operating at full capacity, without any significant impact on the revenues of the Natural Gas Transportation business segment.
Regarding the Liquids Production and Commercialization segment, at the Cerri Complex, production was completely halted from March 7, 2025, until early May. Currently, the Cerri Complex is operating under normal conditions.

As of the issuance date of these Interim Consolidated Financial Statements, the Company is assessing the full impact of these events. For the nine-month period ended September 30, 2025, the Company recorded a loss of Ps. 45,741,370, corresponding to expenses related to the event and impairment charges on materials and other property, plant and equipment items (the latter amounting to Ps. 3,856,661). At this stage, the final cost of the event has not yet been determined.
It is worth noting that the Company has coverage for property damage and business interruption, which is subject to the terms and conditions of insurance policies and applicable sublimits. The property damage deductible amounts to US$1 million, while the business interruption coverage includes a 60-day waiting period for the Liquids Production and Commercialization segment. Although the Company has initiated negotiations with the insurance providers, it is still too early to determine the amount and estimated recovery amount and collection date. However, based on the understanding that coverage exists, as of September 30, 2025, a total of Ps. 1,326,000 has been received from insurance companies as an advance payment towards the final settlement of the claim. This amount is recorded under “Other operating results, net” in the Consolidated Statement of Comprehensive Income for the nine-month period ended on that date.
25.	INFORMATION REQUIRED BY ARTICLE 26 OF SECTION VII CHAPTER IV TITLE II OF CNV RULES

In order to comply with General Resolution No. 629/2014 tgs informs that, as of November 3, 2025, supporting and management documentation related to open tax periods is safeguarded by Bank S.A. at its facilities are located at Ruta Panamericana Km 37.5, Garin, Province of Buenos Aires.
As for commercial books and accounting records, they are kept in the headquarters of the Company in areas that ensure its preservation and inalterability.
The Company keeps available in its headquarters to CNV details of the documentation given in safeguard to the third party.
With respect to the Company’s financial indebtedness, there are no restrictions on dividend payments, provided that tgs complies with certain financial ratios. For further information, see Note 14. Financial Debt to these Condensed Interim Consolidated Financial Statements.
26.	SUBSEQUENT EVENTS

There are no other significant subsequent events that occurred between the closing date of the period and the authorization (issuance) of these Interim Condensed Consolidated Financial Statements other than those previously disclosed (see Note 1. General Description – Dedicated Branch 1 and Note 19. Regulatory Framework – Subsequent Tariff Update) and those mentioned below:

New Financial Debt

On October 16, 2025, tgs entered into a bilateral loan agreement with INDUSTRIAL AND COMMERCIAL BANK OF CHINA (ARGENTINA) S.A.U., denominated and payable in U.S. dollars, for a principal amount of US$ 32,000,000. The purpose of the loan is to finance capital expenditures related to the expansion of GPM’s transportation capacity. The loan bears a fixed nominal annual interest rate of 8.5%, with a single principal repayment due at maturity on October 22, 2028.
Luis Fallo
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

	By:	/s/Hernán D. Flores Gómez
	Name:	Hernán Diego Flores Gómez
	Title:	Legal Affairs Vice President

Date: November 5, 2025.